UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
           AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                               (Amendment No. 1) *

                           Epicor Software Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29426L108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Donald R. Dixon
                         505 Hamilton Avenue, Suite 200
                               Palo Alto, CA 94301
                             Telephone: 650.289.4400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29426L108               SCHEDULE 13D                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trident Capital Management-V, L.L.C. ("TCMV")                   77-0544011
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,363,200 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,363,200 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,363,200 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.88%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(1) Shares of convertible preferred stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29426L108               SCHEDULE 13D                Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trident Capital Fund-V, L.P. ("TCV")                            77-0544013
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,012,880 (2)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,012,880 (2)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,012,880 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.06%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(2) Shares of convertible preferred stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29426L108               SCHEDULE 13D                Page 4 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trident Capital Fund-V Affiliates Fund, L.P. ("TCVA")           77-0544015
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        17,510 (3)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               17,510 (3)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,510 (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      lass than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(3) Shares of convertible preferred stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29426L108               SCHEDULE 13D                Page 5 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trident Capital Fund-V Affiliates Fund (Q), L.P. ("TCVAQ")      77-0544014
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        16,700 (4)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               16,700 (4)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,700 (4)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(4) Shares of convertible preferred stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29426L108               SCHEDULE 13D                Page 6 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trident Capital Fund-V Principals Fund, L.P. ("TCVP")           77-0544016
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        87,210 (5)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               87,210 (5)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      87,210 (5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(5) Shares of convertible preferred stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29426L108               SCHEDULE 13D                Page 7 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trident Capital Parallel Fund-V, C.V. ("TCPV")                  77-0566626
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Netherlands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        228,900 (6)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               228,900 (6)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      228,900 (6)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(6) Shares of convertible preferred stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share ("Common Stock") of Epicor Software Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 195 Technology Drive, Irvine, California 92718. The Common Stock is quoted on the Nasdaq National Market under the symbol "EPIC".

ITEM 2. IDENTITY AND BACKGROUND

The entities filing this statement are Trident Capital Management-V, L.L.C. ("TCMV"), Trident Capital Fund-V, L.P. ("TCV"), Trident Capital Fund-V Affiliates Fund, L.P. ("TCVA"), Trident Capital Fund-V Affiliates Fund (Q), L.P. ("TCVAQ"), Trident Capital Fund-V Principals Fund, L.P. ("TCVP") and Trident Capital Parallel Fund-V, C.V. ("TCPV", together with TCV, TCVA, TCVAQ and TCVP are collectively referred to herein as the "Trident Entities"). TCMV serves as the sole general partner of TCV, TCVA, TCVAQ, TCVP and TCPV. TCV, TCVA, TCVAQ and TCVP are Delaware limited partnerships whose principal business is investing in various companies. TCPV, whose principal business is also investing in various companies, was organized under the laws of the Netherlands. The principal office of the Trident Entities is located at 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

During the last five years, the Trident Entities nor, to the best knowledge of the Trident Entities, any managing director of TCMV, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Trident Entities purchased an aggregate of 300,000 shares of Series D Preferred Stock, $0.001 par value per share (the "Series D Shares"), from the Issuer in a private transaction on February 13, 2003 for a total purchase price of $5,730,000.00. The Series D Shares are immediately convertible into an aggregate of 3,000,000 shares of Common Stock. The Trident Entities purchased an aggregate of 36,320 shares of Series C Preferred Stock, $0.001 par value per share (the "Series C Shares"), from New Enterprise Associates VI, Limited Partnership ("NEA") in a private transaction on March 5, 2003 for a total purchase price of $693,712.00. The Series C Shares are immediately convertible into an aggregate of 363,200 shares of Common Stock. The Trident Entities funded its purchase from working capital. None of the funds used for the purchase consisted of funds or other consideration borrowed.

ITEM 4. PURPOSE OF TRANSACTION

The Trident Entities acquired the Issuer's securities for investment purposes.

Subject to  applicable  legal  requirements,  the Trident  Entities may purchase additional securities of the Issuer from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning Issuer, the reaction of Issuer to the Trident Entities' ownership of the Issuer's securities, other opportunities available to the Trident Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Trident Entities may dispose of all or a portion of their securities of the Issuer at any time. Each reserves the right to increase or decrease its or his holdings on such terms and at such times as each may decide.

Other than as described in this Item 4, the Trident Entities do not have any plan or proposal relating to, or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in


                                       8.

the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of March 5, 2003:

===============================================================================================================================
Ownership/Power                   TCMV             TCV             TCVA            TCVAQ            TCVP            TCPV
-------------------------------------------------------------------------------------------------------------------------------
Beneficial Ownership           3,363,200        3,012,880         17,510          16,700           87,210         228,900
-------------------------------------------------------------------------------------------------------------------------------
Percentage of Class              7.88             7.06         less than 1%    less than 1%     less than 1%   less than 1%
-------------------------------------------------------------------------------------------------------------------------------
Sole Voting Power              3,363,200        3,012,880         17,510          16,700           87,210         228,900
-------------------------------------------------------------------------------------------------------------------------------
Shared Voting Power                0                0               0                0               0               0
-------------------------------------------------------------------------------------------------------------------------------
Sole Dispositive Power         3,363,200        3,012,880         17,510          16,700           87,210         228,900
-------------------------------------------------------------------------------------------------------------------------------
Shared Dispositive Power           0                0               0                0               0               0
===============================================================================================================================

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Series D Preferred Stock Purchase Agreement, dated February 11, 2003 (the "Series D Purchase Agreement"), the Issuer agreed to sell to the Trident Entities, and the Trident Entities agreed to purchase from the Issuer, 300,000 shares of Series D Stock for a purchase price of $19.10 per share. The closing of the transaction was subject to customary conditions, including regulatory approvals. Pursuant to a Stock Purchase Agreement, dated March 5, 2003 (the "Series C Purchase Agreement"), NEA agreed to sell to the Trident Entities, and the Trident Entities agreed to purchase from NEA, 36,320 shares of Series C Stock for a purchase price of $19.10 per share. The Series C Purchase Agreement transferred and assigned all rights of NEA with respect to the Series C Shares sold to the Trident Entities, including all registration and similar investment rights.

In connection with a previous transaction, Donald R. Dixon was made a member of the Issuer's Board of Directors and continues to serve as member of the Issuer's Board of Directors.

The Series D Purchase Agreement provides, among other things, that the Issuer will prepare and file with the Securities and Exchange Commission (the "SEC"), on or prior to March 15, 2003, a registration statement on Form S-3 in order to register with the SEC the resale by the Trident Entities of the Common Stock. The Issuer shall take such actions as may be necessary to cause the registration statement to be continuously effective under the Securities Act until the earlier of the date the Trident Entities have completed the distribution, such time as the Trident Entities may sell all of their registrable securities pursuant to Rule 144(k), or such time as the Trident Entities hold in the aggregate less than one percent (1%) of the Common Stock. The Issuer generally will bear all of the expenses of the registration, except underwriting discounts and selling commissions. Registration of any of the registrable securities held by security holders with registration rights will result in shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.


                                       9.

Other than as described in this statement, to the Trident Entities' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Statement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2003

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.
Trident Capital Parallel Fund-V, C.V.

Executed on behalf of the foregoing funds by the undersigned, as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund:

   /s/ Donald R. Dixon
----------------------------


                                     10.

                                    Exhibit A

                             Joint Filing Statement

I, the undersigned, hereby express my agreement that the attached Schedule 13D (or any amendments thereto) relating to the Common Stock of Epicor Software Corporation is filed on behalf of each of us.

Dated: March 6, 2003

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.
Trident Capital Parallel Fund-V, C.V.

Executed on behalf of the foregoing funds by the undersigned, as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund:

    /s/ Donald R. Dixon
----------------------------


                                      11.